

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

May 10, 2010

via U.S. mail and facsimile

Jie Han, Chief Executive Officer
China XD Plastics Company Limited
No.9 Qinling Road, Yingbin Road Centralized Industrial Park
Harbin Development Zone
Heilongjiang, P.R. China 150078

> **RE: China XD Plastics Company Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 14, 2010**
> **File No. 1-34546**

Dear Mr. Han:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey McKoy, Staff Accountant, at (202) 551-3772 or in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief